This Amended and Restated Pricing Supplement No. 2023-USNCH16560 is being filed to revise dates.

The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED MARCH 29, 2023
Citigroup Global Markets Holdings Inc.	April----, 2023 Medium-Term Senior Notes, Series N Amended and Restated Pricing Supplement No. 2023-USNCH16560 Filed Pursuant to Rule 424(b)(3) Registration Statement Nos. 333-255302 and 333-255302-03

Callable Fixed to Floating Rate Leveraged SOFR CMS Spread Notes Due April 13, 2033

▪	The notes offered by this pricing supplement are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. The notes will bear interest at a fixed rate for one year and, thereafter, will bear interest at a floating rate based on the SOFR CMS spread, subject to the maximum interest rate and minimum interest rate specified below. The SOFR CMS spread is the 30-year U.S. Dollar SOFR ICE swap rate (“SOFR CMS30”) minus the 2-year U.S. Dollar SOFR ICE swap rate (“SOFR CMS2”) and will be reset monthly. The notes offer an above-market fixed interest rate in the first year. Thereafter, however, interest payments on the notes will vary based on fluctuations in the SOFR CMS spread and may be as low as 0%.

▪	We may call the notes for mandatory redemption on any interest payment date beginning one year after issuance.

▪	Investors in the notes must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Aggregate stated principal amount:	$
Stated principal amount:	$1,000 per note
Pricing date:	April 11, 2023
Issue date:	April 13, 2023
Maturity date:	Unless earlier called by us, April 13, 2033. If the maturity date is not a business day, the payment required to be made on the maturity date will be made on the next succeeding business day, and no interest will accrue as a result of delayed payment.
Payment at maturity:	At maturity, unless we have earlier called the notes, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest
Interest rate:

▪  During each interest period from and including the issue date to but excluding April 13, 2024, the notes will bear interest at a fixed rate of 10.00% per annum

▪  During each interest period commencing on or after April 13, 2024, the notes will bear interest at a floating rate equal to (i) 20.00 times (ii) the SOFR CMS spread, as determined on the interest determination date for that interest period, subject to a maximum interest rate of 20.00% per annum and a minimum interest rate of 0.00% per annum

After the first year of the term of the notes, interest payments will vary based on fluctuations in the SOFR CMS spread. After the first year, the notes may pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire remaining term.

The amount of each interest payment will be equal to (i) the stated principal amount multiplied by the interest rate per annum divided by (ii) 12.

SOFR CMS spread:	On any interest determination date, SOFR CMS30 minus SOFR CMS2, each as determined on that interest determination date. SOFR CMS 30 and SOFR CMS2 are each referred to as a "USD SOFR ICE swap rate." See "Additional Terms of the Notes" and "Information About SOFR, the USD SOFR ICE Swap Rates and the SOFR CMS Spread" in this pricing supplement.
Interest determination date:	For any interest period commencing on or after April 13, 2024, the second U.S. government securities business day prior to the first day of that interest period
Interest period:	Each month from and including an interest payment date (or the issue date, in the case of the first interest period) to but excluding the next interest payment date
Interest payment dates:	The 13th day of each month, beginning on May 13, 2023 and ending on the maturity date or, if applicable, the date when the notes are redeemed. If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day. Such payment will have the same force and effect as if made on that interest payment date, and no interest will accrue as a result of delayed payment.
Listing:	The notes will not be listed on any securities exchange
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)(2)	Underwriting fee(3)	Proceeds to issuer(3)
Per note:	$1,000.00	$50.00	$950.00
Total:	$	$	$

(Key Terms continued on next page)

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the pricing date will be between $910 and $1,000 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) The issue price for eligible institutional investors and investors purchasing the notes in fee-based advisory accounts will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, that the issue price for such investors will not be less than $950.00 per note and will not be more than $1,000 per note. The issue price for such investors reflects a forgone selling concession or underwriting fee with respect to such sales as described in footnote (3) below. See “Supplemental Plan of Distribution” in this pricing supplement.

(3) CGMI will receive an underwriting fee of up to $50.00 per note, and from such underwriting fee will allow selected dealers a selling concession of up to $50.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI. Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales it makes to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts. The per note underwriting fee in the table above represents the maximum underwriting fee payable per note. The total underwriting fee and proceeds to issuer in the table above give effect to the actual total proceeds to issuer. You should refer to “Supplemental Plan of Distribution” in this pricing supplement for more information. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed via the following hyperlinks:

Prospectus Supplement and Prospectus each dated May 11, 2021

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Notes Due April 13, 2033

KEY TERMS (continued)
Call right:	We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on April 13, 2024, upon not less than five business days’ notice. Following an exercise of our call right, you will receive for each note you then hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.
CUSIP / ISIN:	17331HDB9 / US17331HDB96
U.S. Government Securities Business Day:	A U.S. government securities business day means any day that is not a Saturday, a Sunday or a day on which The Securities Industry and Financial Markets Association’s U.S. holiday schedule recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Business Day:	A business day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close
April 2023	PS-2

Citigroup Global Markets Holdings Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Notes Due April 13, 2033

Additional Information

The terms of the notes are set forth in the accompanying prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. It is important that you read the accompanying prospectus supplement and prospectus together with this pricing supplement in connection with your decision whether to invest in the notes. For provisions related to the SOFR CMS rate, see “Additional Terms of the Notes”’ in this pricing supplement.

Hypothetical Examples

The table below presents examples of hypothetical monthly interest payments after the first year of the term of the notes based on various hypothetical SOFR CMS spread values.

As illustrated below, if the SOFR CMS spread is greater than 1.00% (given that the SOFR CMS spread will be multiplied by 20.00 on the applicable interest determination date), the floating rate of interest for the related interest period will be limited to the maximum interest rate of 20.00% per annum and you will not receive any interest in excess of that maximum per annum rate.

The examples are for purposes of illustration only and have been rounded for ease of analysis. The actual interest payments after the first year of the term of the notes will depend on the actual value of the SOFR CMS spread on each interest determination date. The applicable interest rate for each interest period will be determined on a per annum basis but will apply only to that interest period.

Hypothetical SOFR CMS Spread(1)	Hypothetical Interest Rate per Annum(2)	Hypothetical Monthly Interest Payment per Note(3)
-0.6000%	0.00%	$0.00
-0.4000%	0.00%	$0.00
-0.2000%	0.00%	$0.00
0.0000%	0.00%	$0.00
0.2000%	4.00%	$3.33
0.4000%	8.00%	$6.67
0.6000%	12.00%	$10.00
0.8000%	16.00%	$13.33
1.0000%	20.00%	$16.67
1.2000%	20.00%	$16.67
1.4000%	20.00%	$16.67
1.6000%	20.00%	$16.67
1.8000%	20.00%	$16.67
2.0000%	20.00%	$16.67
2.2000%	20.00%	$16.67
2.4000%	20.00%	$16.67
2.6000%	20.00%	$16.67
2.8000%	20.00%	$16.67
3.0000%	20.00%	$16.67
3.2000%	20.00%	$16.67
3.4000%	20.00%	$16.67

_______________________________

(1) Hypothetical SOFR CMS spread = (SOFR CMS30 – SOFR CMS2), where SOFR CMS30 and SOFR CMS2 are each determined on the second U.S. government securities business day prior to the beginning of the applicable interest period.

(2) Hypothetical interest rate per annum for the interest period = 20.00 × (the SOFR CMS spread), subject to the maximum interest rate and the minimum interest rate.

(3) Hypothetical monthly interest payment per note = (i) the stated principal amount of $1,000 multiplied by the applicable interest rate per annum divided by (ii) 12.

April 2023	PS-3

Citigroup Global Markets Holdings Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Notes Due April 13, 2033

Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with fluctuations in the SOFR CMS spread. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

▪	After the first year, the notes will pay interest at a floating rate that may be as low as 0% on one or more interest payment dates. The floating interest payments on the notes will vary based on fluctuations in the SOFR CMS spread. If the SOFR CMS spread narrows, interest payments on the notes will be reduced. The SOFR CMS spread is influenced by many complex economic factors and is impossible to predict. After the first year, it is possible that the notes will pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire remaining term of the notes. Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in the notes, in real value terms, if you receive below-market interest or no payments after the first year of the term of the notes.

▪	The notes may pay below-market or no interest if short-term interest rates rise. Although there is no single factor that determines SOFR CMS spreads, the spread between longer- and shorter-term interest rates has historically tended to fall when short-term interest rates rise. Short-term interest rates have historically been highly sensitive to the monetary policy of the Federal Reserve Board. Accordingly, one significant risk assumed by investors in the notes is that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which could lead to a decrease in the SOFR CMS spread. In that event, the floating rate payable on the notes may decline significantly, possibly to 0%. It is important to understand, however, that short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. Furthermore, it is important to understand that the SOFR CMS spread may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors.

▪	The floating interest rate on the notes may be lower than other market interest rates. The floating interest rate on the notes will not necessarily move in line with general U.S. market interest rates or even USD SOFR ICE swap rates and, in fact, may move inversely with general U.S. market interest rates, as described in the preceding risk factor. For example, if there is a general increase in USD SOFR ICE swap rates but shorter-term rates rise more than longer-term rates, the SOFR CMS spread will decrease, as will the floating rate payable on the notes. Accordingly, the notes are not appropriate for investors who seek floating interest payments based on general market interest rates.

▪	The interest rate on the notes is subject to a cap. As a result, the notes may pay interest at a lower rate than an alternative instrument that is not so capped.

▪	The notes may be called for mandatory redemption at our option beginning one year after issuance, which will limit your potential to benefit from favorable SOFR CMS spread performance. If we call the notes, we will do so at a time that is advantageous to us and without regard to your interests. We are more likely to call the notes at a time when the SOFR CMS spread is performing favorably from your perspective and we expect it to continue to do so. Accordingly, our call right may limit your potential to receive above-market interest payments. Conversely, when the SOFR CMS spread is performing unfavorably from your perspective or when we expect it to do so in the future, we are less likely to call the notes, so that you may continue to hold notes paying below-market or no interest for an extended period of time. If we call the notes, you may have to reinvest the proceeds in a lower interest rate environment.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity or until the date when the notes are redeemed. The value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity or the date when the notes are redeemed, you may receive less than your initial investment.

▪	The notes are riskier than notes with a shorter term. The notes are relatively long-dated, subject to our call right. Because the notes are relatively long-dated, many of the risks of the notes are heightened as compared to notes with a shorter term, because you will be subject to those risks for a longer period of time. In addition, the value of a longer-dated note is typically less than the value of an otherwise comparable note with a shorter term.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or

April 2023	PS-4

Citigroup Global Markets Holdings Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Notes Due April 13, 2033

terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	The difference between SOFR CMS30 and SOFR CMS2 may not be as great as the difference between SOFR CMS30 and a USD SOFR ICE swap rate with a shorter maturity. The floating interest payments on the notes may be less than they would be if the notes were linked to the spread between SOFR CMS30 and a USD SOFR ICE swap rate with a shorter maturity than two years.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the SOFR CMS spread and interest rates. CGMI’s views on these inputs and assumptions may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the interest that is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity. Our internal funding rate is not an interest rate that we will pay to investors in the notes.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the SOFR CMS spread and a number of other factors, including expectations of future levels of SOFR CMS30 and SOFR CMS2, the level of general market interest rates, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	Our offering of the notes does not constitute a recommendation to invest in an instrument linked to the SOFR CMS spread. You should not take our offering of the notes as an expression of our views about how the SOFR CMS spread will perform in the future or as a recommendation to invest in any instrument linked to the SOFR CMS spread, including the notes. As we are part of a global financial institution, our affiliates may, and often do, have positions (including short positions), and may publish research or express opinions, that in each case conflict with an investment in the notes. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

April 2023	PS-5

Citigroup Global Markets Holdings Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Notes Due April 13, 2033

▪	SOFR CMS30 and SOFR CMS2 will be affected by a number of factors and may be highly volatile. SOFR CMS30 and SOFR CMS2 are influenced by many factors, including:

•	the monetary policies of the Federal Reserve Board;

•	current market expectations about future interest rates;

•	current market expectations about inflation;

•	the volatility of the foreign exchange markets;

•	the availability of relevant hedging instruments;

•	supply and demand for overnight U.S. Treasury repurchase agreements; and

•	general credit and economic conditions in global markets, and particularly in the United States.

As a result of these factors, SOFR CMS30 and SOFR CMS2 may be highly volatile. Because SOFR CMS30 and SOFR CMS2 are market rates and are influenced by many factors, it is impossible to predict the future values of SOFR CMS30 and SOFR CMS2.

The SOFR CMS spread will be influenced by a number of complex economic factors, including those that affect CMS rates generally. However, the SOFR CMS spread depends not on how the relevant economic factors affect any one USD SOFR ICE swap rate or even USD SOFR ICE swap rates generally, but rather on how those factors affect USD SOFR ICE swap rates of different maturities (i.e., SOFR CMS30 and SOFR CMS2) differently.

▪	The USD SOFR ICE swap rates and SOFR have limited histories and future performance cannot be predicted based on historical performance. The publication of the USD SOFR ICE swap rates began in November 2021, and, therefore, have a limited history. ICE Benchmark Administration Limited (“IBA”) launched the USD SOFR ICE swap rates for use as a reference rate for financial instruments in order to aid the market’s transition to SOFR and away from LIBOR. However, the composition and characteristics of SOFR differ from those of LIBOR in material respects, and the historical performance of LIBOR and the USD LIBOR-based swap rates will have no bearing on the performance of SOFR or the USD SOFR ICE swap rates. In addition, the publication of SOFR began in April 2018, and, therefore, it has a limited history. The future performance of the USD SOFR ICE swap rates and SOFR cannot be predicted based on the limited historical performance. The levels of USD SOFR ICE swap rates and SOFR during the term of the notes may bear little or no relation to the historical actual or historical indicative data. Prior observed patterns, if any, in the behavior of market variables and their relation to USD SOFR ICE swap rates and SOFR, such as correlations, may change in the future. While some pre-publication historical data for SOFR has been released by the Federal Reserve Bank of New York (the “NY Federal Reserve”), production of such historical indicative SOFR data inherently involves assumptions, estimates and approximations. No future performance of USD SOFR ICE swap rates or SOFR may be inferred from any of the historical actual or historical indicative SOFR data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of USD SOFR ICE swap rates or SOFR. Changes in the levels of SOFR will affect USD SOFR ICE swap rates and, therefore, the return on the notes and the value of the notes, but it is impossible to predict whether such levels will rise or fall.

▪	A lack of input data may impact IBA’s ability to calculate and publish the USD SOFR ICE swap rates. The input data for the USD SOFR ICE swap rates is based on swaps referencing SOFR as the floating leg. The USD SOFR ICE swap rates are dependent on receiving sufficient eligible input data, from the trading venue sources identified by IBA in accordance with the “Waterfall” methodology for each USD SOFR ICE swap rate. The ability of the applicable trading venues to provide sufficient eligible input data in accordance with the Waterfall methodology depends on, among other things, there being a liquid market in swap contracts referencing SOFR on such trading venues, which in turn depends, among other things, on there being a liquid market in loans, floating rate notes and other financial contracts referencing SOFR. Because SOFR’s use as a reference rate for financial contracts began relatively recently and the related market for SOFR-based swaps is relatively new, there is limited information on which to assess potential future liquidity in SOFR-based swap markets or in the market for SOFR-based financial contracts more generally. If the market for SOFR-based swap contracts is not sufficiently liquid, or if the liquidity in such market proves to be volatile, this could result in the inability of IBA to calculate a USD SOFR ICE swap rate, which could adversely affect the return on and value of the notes and the price at which you are able to sell the notes in the secondary market, if any. In addition, if SOFR does not maintain market acceptance for use as a reference rate for U.S. dollar denominated financial contracts, uncertainty about SOFR may adversely affect the return on and the value of the notes.

▪	The way USD SOFR ICE swap rates are calculated may change in the future, which could adversely affect the value of the notes. The method by which the USD SOFR ICE swap rates are calculated may change in the future, as a result of governmental actions, actions by the publisher of the USD SOFR ICE swap rates or otherwise. We cannot predict whether the method by which the USD SOFR ICE swap rates are calculated will change or what the impact of any such change might be. Any such change could affect the USD SOFR ICE swap rates in a way that has a significant adverse effect on the notes.

▪	The USD SOFR ICE swap rates may be determined by the calculation agent in good faith using its reasonable judgment. If, on any interest determination date a USD SOFR ICE swap rate is not published (subject to a discontinuance as described below), then the applicable USD SOFR ICE swap rate on that day will be determined by the calculation agent in good faith and using its reasonable judgment. A USD SOFR ICE swap rate determined in this manner and used in the determination any interest payment may be different from the USD SOFR ICE swap rate that would have been published by the administrator of the USD SOFR ICE swap rate.

April 2023	PS-6

Citigroup Global Markets Holdings Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Notes Due April 13, 2033

▪	The calculation agent, which is our affiliate, will make important determinations with respect to the notes. If certain events occur, Citibank, N.A., as calculation agent, will be required to make certain discretionary judgments that could significantly affect one or more payments owed to you under the notes. Such judgments could include, among other things, determining a USD SOFR ICE swap rate under the circumstances described herein, selected a successor rate if a USD SOFR ICE swap rate is discontinued and, if no successor rate is selected, calculating the applicable USD SOFR ICE swap rate in good faith and using its reasonable judgment. Any of these determinations made by Citibank, N.A. in its capacity as calculation agent may adversely affect any floating interest payment owed to you under the notes.

April 2023	PS-7

Citigroup Global Markets Holdings Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Notes Due April 13, 2033

Additional Terms of the Notes

Calculation Agent

The “calculation agent” for the securities is our affiliate, Citibank, N.A., or any successor appointed by us. The calculation agent will make the determinations specified in this pricing supplement. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings Inc., Citigroup Inc. and the holders of the securities. The calculation agent is obligated to carry out its duties and functions in good faith and using its reasonable judgment.

Events of Default and Acceleration

In case an event of default (as described in the accompanying prospectus) with respect to the notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent and will equal, for each note, the stated principal amount plus any accrued and unpaid interest to but excluding the date of acceleration.

In case of default under the notes, whether in the payment of interest or any other payment due under the notes, no interest will accrue on such overdue payment either before or after the maturity date.

Determination of a USD SOFR ICE Swap Rate

A USD SOFR ICE swap rate of a given maturity on any date of determination is the swap rate for a fixed-for-floating U.S. Dollar SOFR-linked interest rate swap transaction with that maturity as published by the administrator of the USD SOFR ICE swap rate as of 11:00 a.m. (New York City time) on that date of determination. If the applicable USD SOFR ICE swap rate is not published on any U.S. government securities business day on which such rate is required (subject to “—Discontinuance of a USD SOFR ICE Swap Rate” below), then the applicable USD SOFR ICE swap rate for that date will be determined by the calculation agent in good faith and using its reasonable judgment.

In a fixed-for-floating U.S. Dollar SOFR-linked interest rate swap transaction, one party pays a fixed rate (the “swap rate”) and the other pays a floating rate based on the secured overnight financing rate (“SOFR”) compounded in arrears for twelve months using standard market conventions. SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. For more information about SOFR, see “About SOFR” in this pricing supplement.

IBA is the current administrator of the USD SOFR ICE swap rate. According to publicly available information (which we have not independently verified), IBA currently determines the USD SOFR ICE swap rate based on a “waterfall” methodology using eligible input data in respect of SOFR-linked interest rate swaps. The first level of the waterfall (“Level 1”) uses eligible, executable prices and volumes provided by regulated, electronic, trading venues. If these trading venues do not provide sufficient eligible input data to calculate a rate in accordance with Level 1 of the methodology, then the second level of the waterfall (“Level 2”) uses eligible dealer to client prices and volumes displayed electronically by trading venues. If there is insufficient eligible input data to calculate a rate in accordance with Level 2 of the waterfall, then the third level of the waterfall (“Level 3”) uses movement interpolation, where possible for applicable tenors, to calculate a rate. Where it is not possible to calculate a USD SOFR ICE swap rate at Level 1, Level 2 or Level 3 of the waterfall on a given date, then the USD SOFR ICE swap rate will not be published for that date.

A “U.S. government securities business day” means any day that is not a Saturday, a Sunday or a day on which The Securities Industry and Financial Markets Association’s U.S. holiday schedule recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Discontinuance of a USD SOFR ICE Swap Rate

If the calculation and publication of a USD SOFR ICE swap rate is permanently canceled, then the calculation agent may identify an alternative rate that it determines, in its sole discretion, represents the same or a substantially similar measure or benchmark as the applicable USD SOFR ICE swap rate, and the calculation agent may deem that rate (the “successor rate”) to be the applicable USD SOFR ICE swap rate. Upon the selection of any successor rate by the calculation agent pursuant to this paragraph, references in this pricing supplement to the original USD SOFR ICE swap rate will no longer be deemed to refer to the original USD SOFR ICE swap rate and will be deemed instead to refer to that successor rate for all purposes. In such event, the calculation agent will make such adjustments, if any, to any value of the applicable USD SOFR ICE swap rate that is used for purposes of the securities and to any other terms of the securities as it determines are appropriate in the circumstances. Upon any selection by the calculation agent of a successor rate, the calculation agent will cause notice to be furnished to us and the trustee.

If the calculation and publication of a USD SOFR ICE swap rate is permanently canceled and no successor rate is chosen as described above, then the calculation agent will calculate the value of the applicable USD SOFR ICE swap rate on each subsequent date of determination in

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Citigroup Global Markets Holdings Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Notes Due April 13, 2033

good faith and using its reasonable judgment. Such value, as calculated by the calculation agent, will be the relevant USD SOFR ICE swap rate for all purposes.

Notwithstanding these alternative arrangements, the cancellation of a USD SOFR ICE swap rate may adversely affect payments on, and the value of, the securities.

April 2023	PS-9

Citigroup Global Markets Holdings Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Notes Due April 13, 2033

Information About SOFR, the USD SOFR ICE Swap Rates and the SOFR CMS Spread

SOFR

SOFR is published by the NY Federal Reserve and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. The NY Federal Reserve reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by the NY Federal Reserve to remove a portion of the foregoing transactions considered to be “specials”. According to the NY Federal Reserve, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

The NY Federal Reserve reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. The NY Federal Reserve notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

The NY Federal Reserve currently publishes SOFR daily on its website. The NY Federal Reserve states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that the NY Federal Reserve may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. Information contained in the publication page for SOFR is not incorporated by reference in, and should not be considered part of, this pricing supplement.

The USD SOFR ICE Swap Rates

A USD SOFR ICE swap rate for a given maturity is the annual fixed rate of interest payable on a hypothetical fixed-for-floating U.S. Dollar interest rate swap transaction with the given maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on an actual / 360 basis (i.e., interest accrues based on the actual number of days elapsed, with a year assumed to comprise 360 days), is exchangeable for a floating payment stream based on SOFR (compounded in arrears for twelve months using standard market conventions), also payable annually on an actual / 360 basis.

Many complex economic factors may influence USD SOFR ICE swap rates, including:

•	the monetary policies of the Federal Reserve Board;

•	current market expectations about future interest rates;

•	current market expectations about inflation;

•	the volatility of the foreign exchange markets;

•	the availability of relevant hedging instruments;

•	supply and demand for overnight U.S. Treasury repurchase agreements; and

•	general credit and economic conditions in global markets, and particularly in the United States.

Because USD SOFR ICE swap rates are market rates and are influenced by many factors, it is impossible to predict the future value of any USD SOFR ICE swap rate.

The SOFR CMS Spread

During the period in which the notes pay a floating interest rate (referred to in this section as the floating rate period), the interest payments are based on the difference, or spread, between SOFR CMS30 and SOFR CMS2. The relationship between CMS rates of different maturities may be thought of in terms of a CMS rate curve, where maturities are plotted on the x-axis of a graph and the applicable CMS rate is plotted on the y-axis. The graphs below illustrate hypothetical CMS rate curves and do not represent any actual CMS rate curve.

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Citigroup Global Markets Holdings Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Notes Due April 13, 2033

In normal market conditions, longer-term U.S. Dollar SOFR ICE swap rates are typically greater than shorter-term U.S. Dollar SOFR ICE swap rates, as illustrated in the first graph above. However, U.S. Dollar SOFR ICE swap rates do not always exhibit this relationship and, at times, longer-term U.S. Dollar SOFR ICE swap rates may be less than short-term U.S. Dollar SOFR ICE swap rates, as illustrated in the second graph above.

Interest payments during the floating rate period will depend on changes in the steepness of the SOFR CMS rate curve. If the SOFR CMS rate curve steepens, such that the spread between longer-term U.S. Dollar SOFR ICE swap rates and shorter-term U.S. Dollar SOFR ICE swap rates becomes greater, the interest payments on the notes during the floating rate period will generally increase, subject to any maximum interest rate. Conversely, if the SOFR CMS rate curve flattens or becomes inverted, such that the spread between longer-term U.S. Dollar SOFR ICE swap rates and shorter-term U.S. Dollar SOFR ICE swap rates becomes smaller or negative, the interest payments on the notes during the floating rate period will generally decrease, possibly to zero.

The spread between U.S. Dollar SOFR ICE swap rates of different maturities, which we refer to as the “CMS spread,” is influenced by a number of complex economic factors, including those that affect U.S. Dollar SOFR ICE swap rates generally. However, the interest rate on the notes during the floating rate period will depend not on how the relevant economic factors affect any one U.S. Dollar SOFR ICE swap rate or even U.S. Dollar SOFR ICE swap rates generally, but rather on how those factors affect U.S. Dollar SOFR ICE swap rates of different maturities differently. For example, if the relevant economic factors lead to a general increase in U.S. Dollar SOFR ICE swap rates but shorter-term rates rise more than longer-term rates, the SOFR CMS spread will decrease. Conversely, if U.S. Dollar SOFR ICE swap rates decrease generally but shorter-term rates decrease by more than longer-term rates, the SOFR CMS spread will increase.

Although there is no single factor that determines SOFR CMS spreads, the spread between longer- and shorter-term interest rates has historically tended to fall when short-term interest rates rise. As with U.S. Dollar SOFR ICE swap rates, short-term interest rates are influenced by many complex factors, and it is impossible to predict their future performance. However, historically short-term interest rates have been highly sensitive to the monetary policy of the Federal Reserve Board. Accordingly, one significant risk assumed by investors in the notes is that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which, if historical patterns hold, would lead to a decrease in the SOFR CMS spread. In that event, the interest rate payable on the notes during the floating rate period may decline significantly, possibly to 0%. It is important to understand that, although the policies of the Federal Reserve Board have historically had a significant influence on short-term interest rates, short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. Furthermore, it is important to understand that the SOFR CMS spread may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors.

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Citigroup Global Markets Holdings Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Notes Due April 13, 2033

Historical Information

The graph below shows the daily value of the SOFR CMS spread from November 18, 2021 to March 29, 2023. We obtained the values below from Bloomberg L.P., without independent verification. You should not take the historical values of the SOFR CMS spread as an indication of the future values of the SOFR CMS spread during the term of the notes. Publication of each USD SOFR ICE swap rate began on November 8, 2021, and they therefore have a limited history.

The SOFR CMS spread at 11:00 a.m. (New York time) on March 29, 2023 was -1.048%.

Historical SOFR CMS Spread (%) November 18, 2021 through March 29, 2023

April 2023	PS-12

Citigroup Global Markets Holdings Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Notes Due April 13, 2033

United States Federal Tax Considerations

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt for U.S. federal income tax purposes. Based on market conditions as of the pricing date, the notes will be treated either as "variable rate debt instruments" or "contingent payment debt instruments" for U.S. federal income tax purposes. The Final Pricing Supplement will give further information as to which treatment applies to the notes.

If the notes are treated as variable rate debt instruments, stated interest on the notes will be taxable to a U.S. Holder (as defined in the accompanying prospectus supplement) as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of tax accounting. Upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued interest, which will be treated as a payment of interest) and the holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will generally equal the purchase price paid to acquire the note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the note for more than one year at the time of disposition.

If the notes are treated as contingent payment debt instruments, (i) a U.S. Holder will be required to recognize interest income based on our “comparable yield” for a similar non-contingent debt instrument and a “projected payment schedule” in respect of the notes, adjusted each year to take account for the difference between the actual and the projected payments in that year, and (ii) gain with respect to a note will be treated as ordinary income.

Subject to the discussions in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement, if you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of payments on or amounts received on the sale, exchange, redemption or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

The issue price is $1,000 per note; provided that the issue price for an eligible institutional investor or an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale. The issue price for such investors will not be less than $950.00 per note and will not be more than $1,000 per note. The issue price for such investors reflects a forgone selling concession with respect to such sales as described in the next paragraph.

CGMI, an affiliate of Citigroup Global Markets Holdings Inc., is the underwriter of the sale of the notes and is acting as principal. CGMI may resell the notes to other securities dealers at the issue price of $1,000 per note less a selling concession not in excess of the underwriting fee. CGMI will receive an underwriting fee of up to $50.00 per note, and from such underwriting fee will allow selected dealers a selling concession of up to $50.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI. Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales it makes to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts. For the avoidance of doubt, any fees or selling concessions described in this pricing supplement will not be rebated if the notes are redeemed prior to maturity.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We expect to hedge our obligations under the notes through CGMI or other of our affiliates. CGMI or such other of our affiliates may profit from this expected hedging activity even if the value of the notes declines. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

April 2023	PS-13

Citigroup Global Markets Holdings Inc.
Callable Fixed to Floating Rate Leveraged CMS Spread Notes Due April 13, 2033

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. The range for the estimated value of the notes set forth on the cover page of this preliminary pricing supplement reflects uncertainty on the date of this preliminary pricing supplement about the inputs to CGMI’s proprietary pricing models on the pricing date.

For a period of approximately six months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time.  See “Summary Risk Factors—The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity.”

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April 2023	PS-14